EXHIBIT 12.1
Computation of Ratio of Earnings to Fixed Charges
UCI International, Inc.

	Year Ended December 31,
	2006		2007		2008	2009		2010
	(Audited)
	($ in millions, except ratios)
Earnings
Pre-tax income (loss) from continuing operations	$4.8		$22.3		$(16.7)	$13.6		$37.5
Fixed charges	50.2		75.5		67.8	62.7		65.9
Amortization of capitalized interest	—		—		—	—		—
Less:
Interest capitalized	—		0.2		—	—		—

Earnings	$55.0		$97.6		$51.1	$76.3		$103.4

Fixed Charges
Interest expense and capitalized	$43.1		$70.1		$62.8	$57.6		$57.6
Amortized premiums, discounts and capitalized expenses related to indebtedness	2.6		3.8		3.1	3.0		3.2
Write off of unamortized original issue discount and deferred financing costs	2.6		—		—	—		3.2
Estimate of interest in rental expense	1.9		1.6		1.9	2.1		1.9

Total fixed charges	$50.2		$75.5		$67.8	$62.7		$65.9

Ratio of Earnings to Fixed Charges	1.1	x	1.3	x	—	1.2	x	1.6	x

Additional Pre-Tax Earnings to Achieve 1:1 Ratio	N/A		N/A		$16.7	N/A		N/A